UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended June 30, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission file number 1-6089

H&R Block, Inc. 2000 Employee Stock Purchase Plan
(Full title of the Plan)

H&R Block, Inc.
One H&R Block Way
Kansas City, Missouri 64105
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

Table of Contents

Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Financial Position as of June 30, 2015 and 2014	2

Statements of Income and Changes in Plan Equity for the Years Ended June 30, 2015, 2014 and 2013	3

Notes to Financial Statements	4

Signature	7

Exhibits

Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Compensation Committee
of the Board of Directors of H&R Block, Inc. and
the Participants of the H&R Block, Inc. 2000
Employee Stock Purchase Plan
Kansas City, Missouri
We have audited the accompanying statements of financial position of the H&R Block, Inc. 2000 Employee Stock Purchase Plan (the "Plan") as of June 30, 2015 and 2014, and the related statements of income and changes in plan equity for each of the three years ended June 30, 2015. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the financial position of the Plan as of June 30, 2015 and 2014, and the results of its operations for each of the three years ended June 30, 2015 in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP
Kansas City, Missouri
September 28, 2015

H&R BLOCK, INC. 2000 EMPLOYEE STOCK PURCHASE PLAN
STATEMENTS OF FINANCIAL POSITION

As of June 30,	2015	2014

Assets - Cash	$4,660	$9,538

Liabilities - Payable to participants	$4,660	$9,538
Plan equity	—	—
Total liabilities & plan equity	$4,660	$9,538

The accompanying notes are an integral part of these financial statements.

H&R BLOCK, INC. 2000 EMPLOYEE STOCK PURCHASE PLAN
STATEMENTS OF INCOME AND CHANGES IN PLAN EQUITY

Year Ended June 30,	2015	2014	2013

Participant contributions	$1,587,635	$1,418,043	$1,266,325
Participant withdrawals	(52,682)	(62,885)	(39,372)
Distributions for stock purchases	(1,534,953)	(1,355,158)	(1,226,953)
Net additions	—	—	—
Plan equity at beginning of year	—	—	—
Plan equity at end of year	$—	$—	$—

The accompanying notes are an integral part of these financial statements.

H&R BLOCK, INC. 2000 EMPLOYEE STOCK PURCHASE PLAN
NOTES TO FINANCIAL STATEMENTS
NOTE 1.    DESCRIPTION OF THE PLAN
General
The following is a brief description of the H&R Block, Inc. 2000 Employee Stock Purchase Plan as amended and restated effective November 7, 2013 (the "Plan"). The Plan is designed to encourage and assist employees of the subsidiaries of H&R Block, Inc. (the "Company") to acquire an equity interest in the Company through the purchase of shares of the Company's common stock. For purposes of the Plan, a "Subsidiary" is any corporation or other entity in which the Company owns, directly or indirectly, stock possessing 50% or more of the total combined voting power of all classes of stock. A "Participating Subsidiary" is any Subsidiary meeting the requirements above that is designated by the Board or the Committee as a subsidiary whose employees are eligible to participate in the Plan. Participants should refer to the Plan document for a more complete description of the Plan.
The Plan was adopted by the Board of Directors of the Company (the "Board") on June 28, 2000 and by the shareholders at its Annual Meeting on September 13, 2000. The Plan was amended and restated by the Board on July 23, 2012 and approved by the shareholders at their Annual Meeting on September 13, 2012. The Plan was further amended by the Compensation Committee of the Board on November 7, 2013.
Common stock for the Plan is issued directly from the Company's authorized but unissued shares or previously issued shares reacquired and held by the Company (also known as treasury shares). The aggregate number of shares that may be issued under the Plan cannot exceed 6.0 million. Shares issued as of June 30, 2015 were approximately 3.5 million.
Fidelity Management Trust Company ("Fidelity") is the record keeper for the Plan.
Eligibility
An employee of a Participating Subsidiary of the Company is eligible to participate in the Plan if the employee has been continuously employed by a Participating Subsidiary for at least 12 months. In addition, employees must be customarily employed at least 20 hours per week and at least 5 months in any calendar year.
Employees who, immediately upon the grant of an Option, as defined in the Plan document, own directly or indirectly, or hold options or rights to acquire, an aggregate of 5% or more of the total combined voting power or value of all outstanding shares of all classes of the Company's or any Subsidiary's stock are not eligible to participate.
Each eligible employee may enroll in the Plan as of the first day of an Option Period, as defined in the Plan document, during an open enrollment period established by the plan administrator, which ends prior to the commencement of such Option Period. The Option Periods are 6-month periods beginning on July 1 and January 1 of each year and ending on December 31 and June 30 of each year, respectively.
Contributions
A Plan participant can contribute from 1% to 10% of the participant's "compensation," as such term is defined in the Plan document, through after-tax payroll deductions during the Option Period. Participants may not increase or decrease their withholding percentage during an Option Period. In addition to these limits, a participant cannot accrue rights to purchase shares of common stock through the Plan at a rate that exceeds $25,000 for the calendar year, as measured by the fair market value of shares as of the first day of an Option Period pursuant to Internal Revenue Code of 1986 (the "Code") Section 423. The Company holds contributions of participants who remain employed with a Participating Subsidiary of the Company until the end of the Option Period, at which point the Company issues shares for the contributions received. No interest is paid or accrued on the participants' payroll deductions.
Contributions received in excess of the $25,000 limit are refunded to participants as soon as administratively practicable.

Participant Withdrawals
A participant may not withdraw from the Plan at any time during an Option Period. A participant will continue to participate in the Plan unless the participant elects to withdraw during an open enrollment period. A participant whose employment with the Company or its subsidiaries is terminated is not eligible to continue participation in the Plan. Upon termination of employment or death, the employee is no longer considered a participant in the Plan, and any accumulated contributions during an Option Period are distributed to the employee or beneficiary, without interest, by the Company.
As of June 30, 2015 and 2014, liabilities of $4,660 and $9,538, respectively, were due to employees who withdrew from the Plan or participants who reached the $25,000 limit as described above and paid as soon as administratively practicable.
Stock Purchase Provisions
On the first day of the Option Period ("Grant Date"), eligible employees are granted the Option, as defined in the Plan document, to purchase shares of the Company's common stock. Shares are recorded as purchased on the trade date, which is the last day of each offering period ("Purchase Date"). As soon as shares are purchased pursuant to the Plan document, participants own the shares. Once shares are settled in the subsequent period, they are distributed to each Participant’s account. Effective through the Option Period ending December 31, 2012 the purchase price per share of common stock issued by the Company was 90% of the lower of either the fair market value of the Company's common stock on the Grant Date or the Purchase Date. Effective with the Option Period beginning January 1, 2013 the purchase price per share of common stock issued by the Company is 85% of the fair market value of the Company's common stock on the Purchase Date. Fair market value is determined using the closing price of the Company's common stock as listed on the New York Stock Exchange. The fair value of common stock purchased for the years ended June 30, 2015, 2014, and 2013 was $1.8 million, $1.6 million and $1.4 million, respectively. Shares issued under the Plan may not be sold, transferred or assigned for a period of six months after the Purchase Date.
Shares purchased pursuant to the Plan and purchase price per share for common stock during the two Option Periods is as follows:

For the year ended	Option Period	Shares Purchased	Purchase Price

June 30, 2015	July 1 - December 31, 2014	24,625	$28.63

	January 1 – June 30, 2015	32,935	$25.20

June 30, 2014	July 1 - December 31, 2013	25,051	$24.68

	January 1 – June 30, 2014	25,867	$28.49

June 30, 2013	July 1 - December 31, 2012	38,267	$14.39

	January 1 – June 30, 2013	28,670	$23.59

Plan Administration
The Plan is administered by the Compensation Committee of the Company's Board, except to the extent the Board elects to administer the Plan.
Plan Expenses
Administrative expenses of the Plan are paid by the Company.

Plan Termination
Although the Board has not expressed any intent to do so, it has the right to terminate the Plan at any time. In the event the Plan is terminated, the Board may elect to restrict the purchase of shares under the Plan during the Option Period in which the Plan was terminated. If such right is exercised, all funds contributed to the Plan that have not been used to purchase shares will be returned without interest to the participants.
NOTE 2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. Disbursements to purchase common stock are recorded when common stock is allocated to participants at 85% of fair market value of the Company's common stock on the Purchase Date, and for Options Periods before January 1, 2013 at 90% of the lower of either the fair market value of the Company's common stock on the Grant Date or the Purchase Date. Cash and liabilities, if any, on the Statements of Financial Position represent contributions from participants who withdrew during the Plan year or who reached the $25,000 limit as described above, but were not paid to participants until after the Plan year-end.
NOTE 3.    FEDERAL INCOME TAX STATUS
The Plan is intended to constitute an employee stock purchase plan within the meaning of Section 423 of the Code. Issuance of shares under this Plan is not intended to result in taxable income to participants in the Plan based on provisions of the Code. Accordingly, the Plan is designed to be exempt from income taxes. The Company believes that the Plan has been operated in accordance with the Code and therefore no provision for income taxes has been reflected in the accompanying financial statements.

SIGNATURE
 Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
H&R Block, Inc. 2000 Employee
Stock Purchase Plan

/s/ Jeffrey T. Brown
Jeffrey T. Brown
Chief Accounting and Risk Officer
H&R Block, Inc.
September 28, 2015